 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2021
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-37654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fortive Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203
(425) 446-5000

FORTIVE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021 AND 2020
AND FOR THE YEAR ENDED DECEMBER 31, 2021,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2021 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORTIVE RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator, the Audit Committee of the Board of Directors, Fortive Corporation and the Benefits Committee of the Fortive Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fortive Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2016.
Seattle, Washington
June 13, 2022

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020
($ in millions)

	2021	2020
ASSETS
Non-interest bearing cash	$0.1	$0.9
Investments at fair value	1,967.7	1,754.6
Receivables:
Employer contributions	4.6	5.0
Other receivables	1.1	1.7
Notes receivable from participants	15.8	15.0
Total receivables	21.5	21.7
Total assets	1,989.3	1,777.2
LIABILITIES
Other payables	1.4	1.4
Total liabilities	1.4	1.4
NET ASSETS AVAILABLE FOR BENEFITS	$1,987.9	$1,775.8

See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021
($ in millions)

ADDITIONS
Contributions:
Participant	$80.8
Rollovers	24.6
Employer	55.9
Total contributions	161.3
Investment income:
Interest income on notes receivable from participants	0.8
Net appreciation of investments, at fair value	224.2
Dividend and interest income from investments	18.0
Total investment income	243.0
Total additions	404.3
DEDUCTIONS
Benefit payments	191.0
Administrative expenses	1.2
Total deductions	192.2
NET INCREASE	212.1
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,775.8
End of year	$1,987.9
See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Fortive Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Fortive Corporation (“Fortive,” “the Company”, or “the Plan Sponsor”) is a provider of essential technologies for connected workflow solutions across a range of attractive end-markets. Fortive established the Plan effective May 31, 2016. The Plan is a defined contribution plan established for eligible full-time and part-time non-union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Plan is administered through affiliates of the trustee, Fidelity (the “Plan Administrator”). Plan participants should refer to the formal legal documents of the Plan and the summary plan description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company’s retirement contributions are determined at the discretion of the Plan Sponsor. Employees are eligible for Company retirement contributions upon completion of one year of service and become fully vested upon completion of three years of service. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2021, the discretionary retirement contribution was 2% of eligible compensation.
For eligible participants who have completed one year of service and are active employees on the last day of the plan year, an additional discretionary retirement contribution of up to 2% of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year is calculated and deposited into participant accounts subsequent to the Plan year end. These contributions become fully vested after three years of service. For the year ended December 31, 2021, this additional retirement contribution was 2% of eligible compensation.
In addition, the Company makes matching contributions into the Plan. These matching contributions are considered “safe harbor” and the percentage for the safe harbor matching contributions has been established in the plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor matching contributions.
Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 72.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is greater than $5,000, the participant must contact the Plan Administrator to request a distribution.

Eligible participants may request a hardship or age 59 1/2 in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (Credits). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credits are funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
During the year ended December 31, 2021, forfeitures used to reduce Company related contributions totaled $0.2 million.
As of December 31, 2021 and 2020, unallocated and non-vested accounts, including forfeited amounts, totaled $1.5 million and $0.7 million. These amounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
CARES Act
On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act allows retirement plans to provide participants who are impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings. As permitted by the CARES Act, the Plan opted in to implement the following provisions:
•Through December 31, 2020, qualified individuals were permitted to take a penalty-free distribution in an amount up to $100,000 from the Plan. Participants who take a qualified distribution have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result.
•Required minimum distributions for calendar year 2020 were waived for retired and retirement-aged individuals.
•For loans outstanding on or after March 27, 2020, the due date on loan repayments due from March 27, 2020 to December 31, 2020 may be delayed under the Plan for up to one year. Any payments after the suspension period will be adjusted to reflect the delay and any interest accruing during the delay.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3. FAIR VALUE MEASUREMENTS
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using the Net Asset Value (“NAV”) practical expedient. None of these investments have limits on their redemption. Investments valued using NAV consist of common collective trusts and separately managed private account funds and privately traded mutual funds which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.

The fair values of the Plan’s investments as of December 31, 2021, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.4	$—	$—	$0.4
Fortive Corporation Stock Fund:
Fortive common stock	46.9	—	—	46.9
Money market fund	0.5	—	—	0.5
Mutual funds	508.9	—	—	508.9
Separately managed funds:
Cash and cash equivalents	3.8	—	—	3.8
Common stock	357.2	—	—	357.2
Mutual funds	48.5	—	—	48.5
Self-directed brokerage accounts	84.2	—	—	84.2
	$1,050.4	$—	$—	$1,050.4
Investments measured at NAV
Common/collective trusts				917.3
Separately managed private account funds				—
Total investments, at fair value				$1,967.7

The fair values of the Plan’s investments as of December 31, 2020, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.4	$—	$—	$0.4
Fortive Corporation Stock Fund:
Fortive common stock	50.3	—	—	50.3
Money market fund	0.3	—	—	0.3
Mutual funds	427.5	—	—	427.5
Separately managed funds:
Money market funds	2.2	—	—	2.2
Common stock	327.3	—	—	327.3
Mutual funds	43.7	—	—	43.7
Self-directed brokerage accounts	73.7	—	—	73.7
	$925.4	$—	$—	$925.4
Investments measured at NAV
Common/collective trusts				783.7
Separately managed private account funds				45.5
Total investments, at fair value				$1,754.6

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value:
•Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
•The Fortive Corporation Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.

•The separately managed funds consist of common stock, money market funds, and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year, uninvested interest bearing cash and cash equivalents, which is recorded at carrying value as maturities are less than three months, and privately traded mutual funds, which cannot be priced on the open market and are valued using the net asset value of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
•The self-directed brokerage accounts consist of common stock, mutual funds, and exchange traded funds, which are valued at the last reported sales price on the last business day of the year, and uninvested interest bearing cash, which is recorded at carrying value as maturities are less than three months.
•Participation units in the common/collective trust funds are valued using the NAV of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated March 14, 2018 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, its related trust is exempt from taxation. Subsequent to receiving the IRS determination letter, the Plan has been amended and restated. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 5. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds and units of common collective trust funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of December 31, 2021 and 2020, the Plan held 0.6 million and 0.7 million shares, respectively, of Fortive common stock within the Fortive Corporation Stock Fund. During the year ended December 31, 2021, the Fortive Corporation Stock Fund purchased $40.7 million and sold $47.9 million in Company stock and received $0.2 million of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
FORTIVE RETIREMENT SAVINGS PLAN
EIN: 47-5654583, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Interest Bearing Cash (including Money Market Funds)
	Interest Bearing Cash	3,816,461	US dollars	**	$3,816,461
	Vanguard Federal Money Market Fund	366,348	shares	**	366,348
					4,182,809

Common/Collective Trust Funds
	American Beacon Small Cap Value	2,776,963	units	**	51,599,590
*	Fidelity Managed Income Portfolio II Class 3	129,491,544	units	**	129,491,544
	Harding Loevner International Equity Portfolio	292,497	units	**	5,124,546
	BlackRock LifePath® Index 2025 Non-Lendable Fund G	5,457,331	units	**	119,844,632
	BlackRock LifePath® Index 2030 Non-Lendable Fund G	4,992,941	units	**	119,122,579
	BlackRock LifePath® Index 2035 Non-Lendable Fund G	4,129,422	units	**	106,460,636
	BlackRock LifePath® Index 2040 Non-Lendable Fund G	3,317,035	units	**	91,463,580
	BlackRock LifePath® Index 2045 Non-Lendable Fund G	2,587,382	units	**	75,214,410
	BlackRock LifePath® Index 2050 Non-Lendable Fund G	2,254,506	units	**	67,876,629
	BlackRock LifePath® Index 2055 Non-Lendable Fund G	1,511,107	units	**	46,325,870
	BlackRock LifePath® Index 2060 Non-Lendable Fund G	857,280	units	**	17,850,545
	BlackRock LifePath® Index 2065 Non-Lendable Fund G	45,784	units	**	651,490
	BlackRock LifePath® Index Retirement Non-Lendable Fund G	4,580,106	units	**	86,245,226
					917,271,277
Employer Securities
	Fortive Corporation Stock Fund
*	Fortive Corporation Common Stock	614,235	shares	**	46,859,988
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	484,211	US Dollars	**	484,211
					47,344,199
Registered Investment Companies
	Dodge & Cox International Stock Fund	1,034,947	shares	**	48,942,662
	PIMCO Inflation Response Multi-Asset Institutional	612,854	shares	**	5,540,201
	PIMCO Total Return Fund	4,724,589	shares	**	48,521,533
*	Fidelity® Extended Market Index Fund - Premium Class	1,147,542	shares	**	100,077,120

*	Fidelity® 500 Index Fund - Institutional Class	1,513,964	shares	**	250,288,593
	T. Rowe Price Treasury Reserve Fund	106	shares	**	106
	Vanguard Total Bond Market Index Fund Institutional Shares	5,058,858	shares	**	56,608,620
	Vanguard Total International Stock Index Fund Institutional Shares	346,989	shares	**	47,457,665
					557,436,500
Common Stock
	AAON INC	10,791	shares	**	857,129
	ADVANCED MICRO DEVICES INC	21,318	shares	**	3,067,660
	AFFIRM HOLDINGS INC	7,379	shares	**	742,032
	AIR PRODUCTS & CHEMICALS INC	7,382	shares	**	2,246,047
	ALARM.COM HOLDINGS INC	14,138	shares	**	1,199,044
	ALIGN TECHNOLOGY INC	601	shares	**	394,965
	ALLEGIANT TRAVEL CO	4,047	shares	**	756,951
	ALPHABET INC CL A	1,087	shares	**	3,149,082
	ALPHABET INC CL C	7,634	shares	**	22,089,666
	ALTRIA GROUP INC	29,083	shares	**	1,378,243
	AMAZON.COM INC	7,270	shares	**	24,240,652
	ANT INTL CO LTD CLASS C PP	110,973	shares	**	209,739
	APPLE INC	129,823	shares	**	23,052,670
	ASML HLDG NV (NY REG SHS) NEW YORK REGIS	2,645	shares	**	2,105,790
	ASTRAZENECA PLC SPONS ADR	8,732	shares	**	508,639
	ATLASSIAN CORP PLC CLS A	2,741	shares	**	1,045,116
	AXOS FINANCIAL INC	10,568	shares	**	590,857
	AZENTA INC	8,337	shares	**	859,628
	BALCHEM CORP	7,316	shares	**	1,233,478
	BARNES GROUP INC	7,261	shares	**	338,290
	BERKSHIRE HATHAWAY INC CL B	7,912	shares	**	2,365,688
	BILL.COM HOLDINGS INC	3,300	shares	**	822,195
	BIO TECHNE CORP	2,790	shares	**	1,443,379
	BIOLIFE SOLUTIONS INC	17,127	shares	**	638,323
	BLACKBAUD INC	7,899	shares	**	623,863
	BLACKLINE INC	9,350	shares	**	968,099
	BLACKROCK INC	3,148	shares	**	2,882,183
	BLOCK INC CL A	8,674	shares	**	1,400,938
	BOTTOMLINE TECHNOLOGIES INC	11,329	shares	**	639,749
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	6,484	shares	**	816,206
	CARVANA CO CL A	10,087	shares	**	2,338,066
	CERENCE INC	7,716	shares	**	591,354
	CHEVRON CORP	13,653	shares	**	1,602,180
	CHIPOTLE MEXICAN GRILL INC	986	shares	**	1,723,775

CHUBB LTD	3,356	shares	**	648,748
CINCINNATI FINANCIAL CORP	11,197	shares	**	1,275,674
CINTAS CORP	607	shares	**	269,004
CISCO SYSTEMS INC	32,805	shares	**	2,078,853
COMCAST CORP CL A	28,694	shares	**	1,444,169
CONSTRUCTION PARTNERS INC CL A	27,000	shares	**	794,070
COPART INC	4,481	shares	**	679,409
COSTAR GROUP INC	232	shares	**	18,335
COUPA SOFTWARE INC	2,345	shares	**	370,627
CROWDSTRIKE HOLDINGS INC	1,119	shares	**	229,115
CROWN CASTLE INTL CORP	12,943	shares	**	2,701,722
DANAHER CORP	8,576	shares	**	2,821,590
DATABRICKS INC SER G PC PP	409	shares	**	90,165
DATADOG INC CL A	3,338	shares	**	594,531
DELIVERY HERO SE	2,819	shares	**	314,524
DESCARTES SYS GROUP INC	14,535	shares	**	1,201,754
DIAGEO PLC SPON ADR	10,604	shares	**	2,334,365
DISNEY (WALT) CO	5,203	shares	**	805,893
DOCUSIGN INC	4,768	shares	**	726,214
DOLLAR GENERAL CORP	6,808	shares	**	1,605,531
DOMINION ENERGY INC	25,929	shares	**	2,036,982
DONALDSON CO INC	7,955	shares	**	471,413
DOORDASH INC	10,111	shares	**	1,505,528
DORMAN PRODUCTS INC	5,698	shares	**	643,931
ENVESTNET INC	11,901	shares	**	944,225
EPLUS INC	13,278	shares	**	715,419
EQUIFAX INC	943	shares	**	276,101
ESCO TECHNOLOGIES INC	9,581	shares	**	862,194
EVO PAYMENTS INC CL A	21,469	shares	**	549,606
EVOQUA WATER TECHNOLOGIES CO	10,190	shares	**	476,383
EXLSERVICE HOLDINGS INC	8,501	shares	**	1,230,690
EXPONENT INC	13,918	shares	**	1,624,648
FAIR ISAAC CORP	2,900	shares	**	1,257,643
FASTENAL CO	28,640	shares	**	1,834,678
FISERV INC	10,660	shares	**	1,106,401
FORTINET INC	4,502	shares	**	1,618,019
FOX FACTORY HOLDING CORP	12,434	shares	**	2,115,023
FRANKLIN RESOURCES INC	24,003	shares	**	803,860
GENERAL ELECTRIC CO	6,987	shares	**	660,062
GLOBUS MEDICAL INC	13,922	shares	**	1,005,168

GOLDMAN SACHS GROUP INC	6,222	shares	**	2,380,226
HASHICORP INC	1,913	shares	**	174,160
HCA HEALTHCARE INC	7,862	shares	**	2,019,905
HEALTHEQUITY INC	8,955	shares	**	396,169
HUMANA INC	1,819	shares	**	843,761
I3 VERTICALS INC CL A	20,330	shares	**	463,321
INTEL CORP	27,487	shares	**	1,415,581
INTUIT INC	7,750	shares	**	4,984,955
INTUITIVE SURGICAL INC	11,237	shares	**	4,037,454
J&J SNACKS FOOD CORP	4,723	shares	**	746,045
JOHNSON & JOHNSON	14,048	shares	**	2,403,191
KINSALE CAPITAL GROUP INC	7,459	shares	**	1,774,422
LEMAITRE VASCULAR INC	9,892	shares	**	496,875
LHC GROUP INC	6,618	shares	**	908,188
LILLY (ELI) & CO	9,786	shares	**	2,703,089
LINDE PLC	1,790	shares	**	620,110
LOWES COS INC	13,240	shares	**	3,422,275
LULULEMON ATHLETICA INC	4,718	shares	**	1,846,861
MARSH & MCLENNAN COS INC	2,269	shares	**	394,398
MARTEN TRANSPORT LTD	36,479	shares	**	625,980
MARVELL TECHNOLOGY INC	13,833	shares	**	1,210,249
MASIMO CORP	3,958	shares	**	1,158,823
MASTERCARD INC CL A	12,503	shares	**	4,492,578
MERCK & CO INC NEW	19,418	shares	**	1,488,196
META PLATFORMS INC CL A	48,885	shares	**	16,442,470
MICROSOFT CORP	88,663	shares	**	29,819,140
MONGODB INC CL A	3,016	shares	**	1,596,520
MONOLITHIC POWER SYS INC	1,670	shares	**	823,861
MSCI INC	531	shares	**	325,338
NEOGEN CORP	18,019	shares	**	818,243
NESTLE SA REG ADR	10,916	shares	**	1,532,279
NETFLIX INC	7,458	shares	**	4,492,998
NIKE INC CL B	12,101	shares	**	2,016,874
NINTENDO LTD ADR	20,589	shares	**	1,201,780
NORFOLK SOUTHERN CORP	8,475	shares	**	2,523,092
NOVANTA INC	6,043	shares	**	1,065,562
NVIDIA CORP	27,262	shares	**	8,018,027
OLLIES BARGAIN OUTLET HOLDINGS INC	10,211	shares	**	522,701
OMNICELL INC	9,589	shares	**	1,730,239
ONTO INNOVATION INC	13,628	shares	**	1,379,562

OPENDOOR TECHNOLOGIES INC	21,800	shares	**	318,498
PACIFIC PREMIER BANCORP INC	12,854	shares	**	514,546
PALOMAR HLDGS INC	3,824	shares	**	247,680
PAYCHEX INC	14,508	shares	**	1,980,342
PAYCOM SOFTWARE INC	504	shares	**	209,256
PAYPAL HLDGS INC	12,411	shares	**	2,340,466
PERFICIENT INC	6,244	shares	**	807,287
PETIQ INC CL A	14,409	shares	**	327,228
PFIZER INC	38,750	shares	**	2,288,188
PHILIP MORRIS INTL INC	13,052	shares	**	1,239,940
PINTEREST INC CL A	25,945	shares	**	943,101
PROGRESSIVE CORP OHIO	18,068	shares	**	1,854,680
Q2 HOLDINGS INC	8,556	shares	**	679,689
RBC BEARINGS INC	5,555	shares	**	1,121,943
RIVIAN AUTOMOTIVE INC	10,268	shares	**	1,064,689
RIVIAN AUTOMOTIVE INC(180 DAY LOCK UP)	14,346	shares	**	1,338,783
ROGERS CORP	3,206	shares	**	875,238
ROKU INC CLASS A	1,005	shares	**	229,341
ROPER TECHNOLOGIES INC	2,350	shares	**	1,155,871
ROSS STORES INC	15,363	shares	**	1,755,684
S&P GLOBAL INC	3,455	shares	**	1,630,518
SALESFORCE.COM INC	1,934	shares	**	491,487
SCHWAB CHARLES CORP	12,933	shares	**	1,087,665
SEA LTD ADR	17,209	shares	**	3,849,825
SEMTECH CORP	5,774	shares	**	513,482
SERVICENOW INC	8,757	shares	**	5,684,256
SHERWIN WILLIAMS CO	451	shares	**	158,824
SHOPIFY INC CL A	1,143	shares	**	1,574,330
SITEONE LANDSCAPE SUPPLY INC	5,602	shares	**	1,357,253
SNAP INC - A	65,079	shares	**	3,060,665
SNOWFLAKE INC CL A	1,312	shares	**	444,440
SPOTIFY TECHNOLOGY SA	2,975	shares	**	696,239
STAAR SURGICAL CO NEW	8,586	shares	**	783,902
STARBUCKS CORP	4,771	shares	**	558,064
STRYKER CORP	6,488	shares	**	1,735,021
SYNOPSYS INC	6,928	shares	**	2,552,968
TACTILE SYSTEMS TECHNOLOGY INC	15,905	shares	**	302,672
TAIWAN SEMIC MFG CO LTD SP ADR	6,791	shares	**	817,025
TARGET CORP	9,834	shares	**	2,275,981
TE CONNECTIVITY LTD	2,482	shares	**	400,446

TELEFLEX INC	1,662	shares	**	545,934
TENCENT HOLDINGS LTD	20,800	shares	**	1,218,516
TESLA INC	6,185	shares	**	6,536,184
TEXAS INSTRUMENTS INC	20,668	shares	**	3,895,298
TEXAS ROADHOUSE INC	8,934	shares	**	797,628
THE BOOKING HOLDINGS INC	498	shares	**	1,194,817
THERMO FISHER SCIENTIFIC INC	2,294	shares	**	1,530,649
TJX COMPANIES INC NEW	5,635	shares	**	427,809
T-MOBILE US INC	3,570	shares	**	414,049
TOAST INC	1,014	shares	**	35,196
TRANSUNION	3,222	shares	**	382,065
TREX CO INC	12,796	shares	**	1,727,844
TWILIO INC CLASS A	1,274	shares	**	335,495
TYLER TECHNOLOGIES INC	1,063	shares	**	571,841
UNITED PARCEL SERVICE INC CL B	11,342	shares	**	2,431,044
UNITEDHEALTH GROUP INC	9,443	shares	**	4,741,708
VEEVA SYS INC CL A	2,460	shares	**	628,481
VERIZON COMMUNICATIONS INC	25,519	shares	**	1,325,967
VISA INC CL A	26,508	shares	**	5,744,549
VOCERA COMMUNICATIONS INC	21,305	shares	**	1,381,416
WD 40 CO	1,983	shares	**	485,121
ZOETIS INC CL A	6,485	shares	**	1,582,535
ZOOM VIDEO COMMUNICATIONS INC CL A	5,752	shares	**	1,057,850
				357,238,950
Brokeragelink
Brokeragelink	Combination of common stock, mutual funds, and ETF's			84,224,772

			Total	$1,967,698,507
Loans
* Participant Loans	Interest rates range from 4.25% to 9.25% with maturity at various dates		**	$15,752,221

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTIVE RETIREMENT SAVINGS PLAN

June 13, 2022	By:	/s/ Daniel T. Hickey
Daniel T. Hickey
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm